Vroom, Inc.

1375 Broadway, Floor 11

New York, New York 10018

June 5, 2020

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Daniel Morris

Mara Ransom

Patrick Kuhn

Adam Phippen

Re:	Vroom, Inc.

Registration Statement on Form S-1 (Registration No. 333-238482)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-238482) (the “Registration Statement”) of Vroom, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, June 8, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marc D. Jaffe of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Vroom, Inc.

By:	/s/ Patricia Moran
Name:	Patricia Moran
Title:	Chief Legal Officer and Secretary

cc:	(via email)

Paul J. Hennessy, Chief Executive Officer, Vroom, Inc.

David K. Jones, Chief Financial Officer, Vroom, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Gregory A. Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP